                                                                EXHIBIT (b)(1)




                  [HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD]



June 4, 1998



CONFIDENTIAL

Mr. Fred T. May
Chairman, Special Committee of the Board of Directors
Ross Technology, Inc.
5316 Highway 290 West
Suite 500
Austin, TX 78735-8930

Dear Mr. May:

We have completed our analysis of the business and intangible assets of Ross Technology, Inc. ("Ross" or the "Company") and have summarized our findings in this letter and attachments.

At your request, we have completed a due diligence review of the Company for purposes of performing a valuation of Ross' business and intangible assets assuming a sale to a third-party buyer. We did not evaluate any of the tangible assets of the Company.

Our analysis was performed on behalf of the Special Committee of the Board of Directors of the Company to assist it in evaluating strategic alternatives available to the Company. We were not asked to, and did not solicit third party indications of interest in acquiring some or all of the assets of the Company.

The assets that we analyzed included: (a) the VIPER ("VIPER") intellectual property, (b) the Company's engineering staff, which we evaluated as part of VIPER and as a separate asset and (c) the Company's test facility, Bridge Point.

In connection with our analysis, we have conducted such reviews and made such inquiries as we deemed necessary and appropriate under the circumstances. The scope of our investigation related to the valuation of the intangible assets included:

1. discussions with management concerning the current and prospective operations of the business;

Mr. Fred May
June 4, 1998
Page 2


2.  a visit to the corporate offices of the Company and the test facility;

3. a review of certain audited historical financial data as well as projected financial data regarding VIPER;

4. a review of the projected performance of the test facility as a stand-alone business;

5. a comparable transaction analysis involving similar intellectual property and/or engineers;

6. an income approach based on projected revenues and cash flow theoretically available to a buyer. In the case of VIPER, given the uncertainty and extreme high level of risk, we de-emphasized the income approach;

7.  a cost to reproduce approach for VIPER;

8. discussions with various design people involved in similar technology companies; and

9. consideration of other data and factors which we deemed necessary and appropriate under the circumstances.

In preparing our analyses, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by the Company. We have accepted this data as fairly reflecting the operations, trends, and financial position of the business. We have neither independently investigated nor otherwise verified the accuracy or completeness of this information, and therefore, we express no opinion or other form of assurance as to their accuracy or completeness. Furthermore, we have relied upon this information and assumed that all data provided to us by management is not false, inaccurate, incomplete or misleading in any material respect and that no fact or information that would have a material bearing on our conclusion has been withheld or otherwise omitted.

We estimate that the intellectual property of the VIPER business, in total, has a fair market value in an approximate range of $5 - $10 million exclusive of the engineering staff and $12 - $19 million inclusive of the engineering staff. We estimate that the engineering staff, which we valued on a comparable transaction and cost to recreate basis, has a fair market value in the approximate range of $7 - 9 million. The comparable transaction approach assumes 45 engineers would be included in the transaction.

We analyzed Bridge Point primarily on the basis of the income approach and capitalization of future earnings and revenues approaches. We believe that the value of Bridge Point is reasonably estimated to be in the range of $6 - $7 million.

Mr. Fred May
June 4, 1998
Page 3


The attached schedules and worksheets provide more detail and backup as to our approaches, methodologies and assumptions.

In accordance with our professional ethics, our fees for this service are not contingent upon the conclusion expressed herein, and neither Houlihan Lokey Howard & Zukin Financial Advisors, Inc. nor any of its employees have a present or intended financial interest in the Company.

Sincerely,


/s/ JAMES L. MASSEY
James L. Massey
Senior Vice President

ROSS TECHNOLOGY INC.

--------------------------------------------------------------------------------

MAY 1998









HOULIHAN LOKEY HOWARD & ZUKIN
Investment Banking Services
2200 Ross Avenue, Suite 4350 West
Dallas, Texas  75201
(214) 754-1677   o   http://www.hlhz.com)
Los Angeles o  New York  o  Chicago  o  San Francisco  o  Washington, D.C.
o  Minneapolis  o  Atlanta  o  Toronto

                                    OVERVIEW

TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                          SECTION
                                                          -------

Overview..................................................  2

Houlihan Lokey Howard & Zukin Qualifications..............  2

Valuation Analysis........................................  3

     Transaction Summaries

Valuation Conclusions.....................................  4

Value Considerations......................................  5

Engagement Procedures.....................................  6

OVERVIEW

-------------------------------------------------------------------------------

*    SCOPE OF ENGAGEMENT

*    HOULIHAN LOKEY QUALIFICATIONS

*    VALUATION ANALYSIS

*    VALUATION CONCLUSIONS

*    VALUATION CONSIDERATIONS/KEY ISSUES

*    ENGAGEMENT PROCEDURES

OVERVIEW

-------------------------------------------------------------------------------

* Houlihan Lokey was originally engaged on March 30, 1998, to provide financial advisory services to the Company. In connection with the analysis, Houlihan Lokey was to review the Company's financial position, cash flow requirements, financial history, operations, competitive environment and assets to assist the Company in determining its various strategic alternatives.

* In addition, Houlihan Lokey was engaged to assist the Company in valuing the fair market value of the Company on a going concern basis including a discrete valuation of its intangible assets including both in-process research and development, patented technology and proprietary unpatented technology.

                         HOULIHAN LOKEY QUALIFICATIONS

HOULIHAN LOKEY QUALIFICATIONS

--------------------------------------------------------------------------------

Established in 1974; Eight U.S. offices and one Canadian office;
150+ professionals


*    SPECIALTY INVESTMENT BANKING

     -    Financial advisory services

     -    Investment banking

     -    Merchant banking

     -    Financial restructuring

*    INDUSTRY FOCUS

     -    Technology

     -    Media, communications & entertainment

     -    Healthcare

     -    Engineering & construction

     -    Government technical services

HOULIHAN LOKEY QUALIFICATIONS

--------------------------------------------------------------------------------

*    FINANCIAL ADVISORY SERVICES

     -    Valuation of businesses and securities

     -    Fairness opinions

     -    Solvency opinions

     -    Specialized opinions

*    INVESTMENT BANKING

     -    Private placements

     -    Mergers & acquisitions

*    MERCHANT BANKING

     -    Distressed companies and securities

     -    ESOP funding

*    FINANCIAL RESTRUCTURING

     -    One of nation's leading financial restructuring groups

     -    Debtor and Creditor representation

     -    Distressed mergers and acquisitions

HOULIHAN LOKEY QUALIFICATIONS

--------------------------------------------------------------------------------

RECENT TECHNOLOGY ENGAGEMENTS

*    8X8                           *    MAXTOR

*    ATHENA NEUROSCIENCES          *    MICROCOM

*    AUREAL SEMICONDUCTOR          *    MICRON DISPLAY TECHNOLOGY

*    CHIRON                        *    NCUBE

*    CLARIS                        *    NETWORK COMPUTER, INC.

*    COMPAQ COMPUTER               *    SEIKO COMMUNICATIONS

*    CONNECT, INC.                 *    SEMAPHORE

*    DIGITAL EQUIPMENT CORP.       *    SPLASH TECHNOLOGY

*    DPIX                          *    STORAGE DIMENSIONS

*    DYNAMIC CIRCUITS              *    SYQUEST

*    EXPONENTIAL                   *    TESSERA

*    GATEFIELD                     *    TOSHIBA AMERICA ELECTRONIC COMPONENTS

*    GENERAL MAGIC                 *    VIEWSONIC

*    HMT TECHNOLOGY                *    ZILONG

*    XEROX LIVEWORKS

                               VALUATION ANALYSIS

VALUATION ANALYSIS

--------------------------------------------------------------------------------

PRICING METHODOLOGIES

*    MARKET CAPITALIZATION - COMPARATIVE ANALYSIS

     -    Publicly traded semiconductor and related devices companies

     -    M&A transactions

     -    Transactions involving the sale of engineering teams

     - Transactions involving the sale of a portfolio of patents and pending patents

*    DISCOUNTED CASH FLOW

*    ASSET/COST

VALUATION ANALYSIS


--------------------------------------------------------------------------------

TRANSACTION SUMMARY


====================================================================================================================================
SELLER                   ACQUIRER          DATE     TRANSACTION               CONSIDERATION          TIC/REV      COMMENTS
====================================================================================================================================
Odeum Microsystems       Oak Technology    4/27/98  12 engineers, two sales   $4 million; cash       N/A     Hyundai is divesting
                                                    persons and IP                                           Odeum as a result of
                                                                                                             the Asian currency
                                                                                                             crisis.
------------------------------------------------------------------------------------------------------------------------------------
Plessey Semiconductor    Mitel             2/13/98  Operating company and     $225 million; cash     .82(a)  Process lines,
                                                    related entities                                         communication IC and
                                                                                                             700 general design
                                                                                                             engineers.  Most
                                                                                                             interested in .35
                                                                                                             micron fab.
------------------------------------------------------------------------------------------------------------------------------------
CommQuest                IBM               2/12/98  Operating company         $180 million; cash     N/A
------------------------------------------------------------------------------------------------------------------------------------
Fincitec Components Oy   Amtel             10/30/97 A group of 14             N/A                    N/A
                                                    design/development
                                                    employees in Helsinki
                                                    Finland
------------------------------------------------------------------------------------------------------------------------------------
Future Integrated        National          11/11/97 Operating company         N/A                    N/A     FIS had 17 engineers.
Systems                  Semiconductor                                                                       Acquired to complete
                                                                                                             "system-on-a-chip"
                                                                                                             concept.
------------------------------------------------------------------------------------------------------------------------------------
Mint Technology          LSI Logic         8/18/97  Operating company         $9.5 million; $7.0     N/A
                                                                              million in cash and
                                                                              $2.5 million in
                                                                              options
------------------------------------------------------------------------------------------------------------------------------------
National Semiconductor   Information       4/14/97  Digital speech processor  $5.1 million; cash     N/A     Engineers responsible
                         Storage Devices            business unit -                                          for developing the
                                                    CompactSpeech                                            product will join ISD's
                                                                                                             Israel Design Center.

-----------------------------------------------------------------------------------------------------------------------------------
Case Technology          Intel             1/20/97  Operating company         $72 million; cash              Case is based in
                                                                                                             Copenhagen, Denmark.
------------------------------------------------------------------------------------------------------------------------------------
Ten Mountains Design     Advanced Micro    4/23/98  Operating company         N/A                    N/A     Ten Mountains is a
                         circuits Corp                                                                       design house that makes
                                                                                                             physical media devices.
                                                                                                             Company consists
                                                                                                             primarily of seven
                                                                                                             design engineers.
------------------------------------------------------------------------------------------------------------------------------------
Focus Semiconductor      American          5/5/97   Operating company         N/A                            Focus consists of 11
                         Microsystems                                                                        engineers.
------------------------------------------------------------------------------------------------------------------------------------
SIS Microelectronics     Aspec Technology  4/21/98  Operating company         $ 5.2million; 400,000  3.1(b)  SIS is an engineering
                                                                              shrs stock  (b)                design services
                                                                                                             company; $1.7 million
                                                                                                             in revenues;
                                                                                                             approximately 20
                                                                                                             employees.
====================================================================================================================================

====================================================================================================================================
SELLER            ACQUIRER         DATE     TRANSACTION                    CONSIDERATION         TIC/REV     COMMENTS
====================================================================================================================================
Weitek            Brooktree        12/16/96 Non-exclusive license to       $3 million; cash      N/A     Weitek filed for Chapter
                                            Weitek's technology,                                         11 protection. The primary
                                            contents of of design                                        purpose of the acquisition
                                            center and employment                                        was to hire the
                                            20 engineers.                                                engineering team.
------------------------------------------------------------------------------------------------------------------------------------
Interra           IKOS             1/21/98  Rights to certain EDA and      $8.5 million; cash    N/A
                                            R&D expertise                  and stock
------------------------------------------------------------------------------------------------------------------------------------
ComCore           National         4/24/98  Operating company              $122 million; cash    N/A     The impetus of the
Semiconductor     Semiconductor                                                                          acquisition is ComCore's
                                                                                                         in-process R&D.
------------------------------------------------------------------------------------------------------------------------------------
Excellent Design  Cadence Design   3/24/98  Operating company              N/A                   N/A     Approx 50 engineers; EXD
                  Systems                                                                                had approx. $12 million in
                                                                                                          revenue in fiscal 1997.
------------------------------------------------------------------------------------------------------------------------------------
VLSI Technology   Avant!           7/31/97  Compass Design Automation      $44 million; cash     0.88    Compass LTM 6/30/97 revenue
                                                                           and stock                      was $50.3 million. (c)
------------------------------------------------------------------------------------------------------------------------------------
Exponential       S3               9/30/97  Portfolio of 25 patents        $11.25 million; cash  N\A     Company went out of
Technology                                  and 20 pending patents                                       business after Apple
                                                                                                         stopped buying its chip.
                                                                                                          Lawsuit pending.
------------------------------------------------------------------------------------------------------------------------------------
Ross Technology   Motorola         Pending  Team of 22 design engineers    $4.2 million; cash    N\A     Pending.
------------------------------------------------------------------------------------------------------------------------------------



Notes:

(a) The company did not file an 8K. However, the article reports that Plessey generates approximately $275 million in revenues annually.

(b) IPO on April 28, 1998 at $13.00 per share. As a result, the value of the transaction is $5.2 million.

(c)  Avant! 8K dated July 31, 1997.

================================================================================

VALUATION ANALYSIS


--------------------------------------------------------------------------------

TRANSACTION SUMMARY (CONTINUED)

ADDITIONAL INFORMATION REGARDING THE ACQUIRED COMPANY/ASSET(S):

* ODEUM MICROSYSTEMS - The 12 engineers, two salespeople and acquired intellectual property of Odeum will be used to form the Cable/Satellite Business Unit of Oak Technology's Consumer Group.

* PLESSEY SEMICONDUCTOR - Plessey produces semiconductors for the telecommunications, personal computer and media markets. Mitel was interested in the Company largely because of its .35 micron semiconductor fabrication facilities.

* COMMQUEST - CommQuest is a chip design company specializing in making advanced semiconductor devices for cellular telephones and satellite communications.

* FINCITEC COMPONENTS OY - The design group at Fincitec has concentrated on developing digital signal processing (DSP) and analog circuits for the telecommunications, PC, digital audio, energy metering and industrial data acquisition markets. The Company has developed proprietary and patented circuit designs in DSP as well as Sigma-Delta analog-to-digital and digital-to-analog converters.

VALUATION ANALYSIS


--------------------------------------------------------------------------------

* Future Integrated Systems - FIS is a supplier of graphics hardware and software solutions for the PC market. The Company's competencies are in thin-film transistors; dual scan, twisted, flat-panel interfaces; and power-management technologies.

* Mint Technology - Mint is an engineering services company that provides expertise in the areas of system architecture and system level design verification used in the development of complex chips. The Company's engineering services include system architectural design, simulation, verification, synthesis/timing analysis and testing and other consulting services.

* National Semiconductor (CompactSpeech) - With this acquisition (CompactSpeech line from National's Personal Systems division), ISD gained a fully developed product, inventory, intellectual property, an existing customer base and a few key engineers. CompactSpeech grew out of National's embedded RISC processor in the late 1980s and was targeted specifically to digital telephone answering machines. The Company's products offer advanced DSP technology, speech compression algorithms and flash memory.

* Case Technology - Case was a subsidiary of Anite Group plc, a London based technology group. Case is an award-winning innovator in Fast Ethernet networking technology. The Company has experience and products in the 10 and 100 Mbps Ethernet switching and small business and branch office routing areas.

* Ten Mountains Design - Ten Mountains is a design house that makes physical media devices (PMDs). AMCC is expected to use the PMD technology to develop the analog portion of its new Sonet chips. At the time of the transaction, Ten Mountain had seven employees, which consisted mainly of design engineers.

VALUATION ANALYSIS


--------------------------------------------------------------------------------

* Focus Semiconductor - 11 engineers, who remain its sole employees, founded Focus 2 1/2 years ago. Focus' expertise is concentrated in mixed-signal CMOS.

* SIS Microelectronics - SIS is an engineering design services company that has approximately 20 employees and reported revenues of approximately $1.7 million for fiscal 1997. The acquisition is expected to further Aspec's SIP cell libraries and design services capabilities.

* Weitek - Weitek was a chipset manufacturer that designed, manufactured and marketed high performance integrated circuits which accelerate the performance of personal computers and workstations. The Company filed for Chapter 11 bankruptcy protection in December 1996. Consequently, the Company sold the bulk of its assets to Brooktree for $3 million. The sale includes a non-exclusive license to Weitek's technology, the contents of the Company's design center and an offer of employment to 20 of Weitek's 24 engineers and staff. The sale is for assets only and does not include the transfer of stock or debt assumption. Brooktree is buying the technology relating to Weitek's SPARC Power processor, VGA cores, Unified Memory Architecture (UMA) chips and floating point technology. The primary impetus of the acquisition was to hire the engineering team.

* Interra - Interra provides customizable software components and services to meet the needs of IC design, system design and software design engineers. IKOS acquired engineering resources and rights to certain EDA technology from Interra for approximately $8.5 million in cash and stock. With this acquisition, IKOS nearly doubles its engineering resources and gains access to "world-class talent" with expertise in language-based simulation and RTL compilation. The Interra technology provides expansion capabilities for IKOS in three areas: 1) fast functional verification; 2) application specific solutions; and 3) IP modeling.

VALUATION ANALYSIS


--------------------------------------------------------------------------------


* ComCore Semiconductor - ComCore designs and manufactures ICs for computer networking and broadband communications. The Company uses powerful mathematical techniques combined with advanced Digital Signal Processing
     (DSP) and customized design methodologies to create high-performance communications solutions. The majority of the $122 million acquisition is related to the acquisition of ComCore's in-process R&D.

* Excellent Design - Excellent provides VLSI design and development environments by combining the expertise of ASIC designers, system architecture engineers and EDA tool engineers. The acquisition adds nearly 50 chip designers to Cadence's Japanese operations and will focus on providing ASIC and system-on-a-chip (SOC) design services and library development. Excellent reported approximately $12 million in revenue in fiscal 1997.

* VLSI Technology (Compass) - Compass is a leading provider of EDA tools and libraries for the design of deep-submicron ASICs and ASSPs. The Company supplies products in four areas including formal verification, floorplanning, place and route physical libraries. Latest twelve months
     (LTM) ending May 31, 1997, Compass reported $50.3 million in revenue. The acquisition price and consideration is $44 million in cash and stock.

* Exponential Technology - Before auctioning off its portfolio of 45 pending and in place patents for $11.25 million to S3, Inc., Exponential was developing a faster version of Apple's PowerPC microprocessor. The patents and pending patents may be useful in reverse engineering Intel's coming Merced microprocessor. As a consequence of the Company selling its only asset, it is no longer an operating entity. The Company is suing Apple, the Company's largest shareholder and only customer, for $100 million claiming that Apple conspired with others to impede PowerTool's line of Macintosh clones. In turn, Apple is counter suing Exponential claiming that the Company illegally auctioned its patents.

VALUATION ANALYSIS


--------------------------------------------------------------------------------

* Ross Technology - Ross is in negotiations (expected May 30, 1998, close date) to sell a team of 22 engineers in Israel to Motorola for $4.2 million in cash. The group of engineers is developing a chip to run embedded operations.

                               VALUE CONCLUSIONS

VALUATION CONCLUSIONS


--------------------------------------------------------------------------------



===============================================================================
                                      VIPER
===============================================================================

(in thousands)                                  Range

Market approach                      $5,000                $10,000
Value of engineers                   $7,000                 $9,000
Total value                         $12,000                $19,000

-------------------------------------------------------------------------------




===============================================================================
                                  TEST FACILITY
===============================================================================

(in thousands)                                  Range

Value                                $6,000                 $7,000

-------------------------------------------------------------------------------

                              VALUE CONSIDERATIONS

VALUE CONSIDERATIONS


--------------------------------------------------------------------------------

*    Ross is substantially smaller and less capitalized than its competitors.

* Ross is in financial distress; LTM December 31, 1997, revenue = $49.1 million and adjusted net income = ($42.8) million.

*    The Company is extremely constrained by the lack of its access to capital.

* Despite having strong technology, Ross is not on its most important customer's roadmap.

* The Company's VIPER technology is nine months behind schedule. As a consequence of the delay and if/when the VIPER technology is released to the public, it will not offer "next generation" performance.

* The Company has been unable to find a third party investor to "take-out" Fujitsu.

*    Fujitsu favors dissolving the Company.

* The Company's financial results continue to weaken due to a drop in business from certain key customers. Such financial performance would be of great concern to any alternative buyers and to any sources of debt or equity financing.

* Based on the completion and successful rollout of VIPER, the Company's revenues are projected to increase approximately $223.7 million or 469 percent from $47.7 million to $271.4 million in FY 2000.

* Again, based on the completion and successful rollout of VIPER, the Company's revenues are projected to increase approximately $334.3 million or 123 percent from $271.4 million to $605.7 million in FY 2001. During the same time period, operating profit is projected to increase $196.2 million or 267 percent from $73.5 million to $269.7 million.

* Due to the Company's negative EBITDA, EBIT and earnings, capitalization of these parameters was not utilized.

* Concluded values do not included consideration of debt or preferred securities.

                             ENGAGEMENT PROCEDURES

ENGAGEMENT PROCEDURES


--------------------------------------------------------------------------------


In connection with our analysis, we have conducted various reviews and made such inquiries as we deemed necessary and appropriate under the circumstances. They included:

*    Interviews with senior and middle management of Ross concerning

     -    Nature and history of the company; business operations

     -    Financial statements

     -    History of relationship by and between Ross, Sun and Fujitsu

     -    VIPER technology

*    Modeling, sensitivity and reasonableness of Company's forecast

* Conducted various interviews with certain technological companies to obtain market data

*    Transactions

     -    Comparable public company transactions

     - Transactions where the principal asset being acquired was a team of engineers

     - Transaction where the principal asset being acquired was a portfolio of patents and pending patents

*    Cost to duplicate the creation of the VIPER technology

* Review of publicly available data (including 10Qs, 10Ks and 8Ks) on comparable companies and other information we deemed relevant under the circumstances

*    Performed valuation analysis

*    Internal review procedures



                                                                              22